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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                   ----------

                             O'SULLIVAN CORPORATION
                       (Name of Subject Company [Issuer])

                           TGC ACQUISITION CORPORATION
                                THE GEON COMPANY
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    688605104
                      (CUSIP Number of Class of Securities)

                                   ----------

                             Gregory L. Rutman, Esq.
                           TGC Acquisition Corporation
                              c/o The Geon Company
                                 One Geon Center
                           Avon Lake, Ohio 44012-0122
                            Telephone: (440) 930-1000
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                   copies to:
                              Roy L. Turnell, Esq.
                            Thompson Hine & Flory LLP
                                 3900 Key Center
                                127 Public Square
                           Cleveland, Ohio 44114-1216
                            Telephone: (216) 566-5500


                            CALCULATION OF FILING FEE
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       Transaction Valuation*                           Amount of Filing Fee
--------------------------------------------------------------------------------
          $194,725,130.25                                    $38,945.03
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*    For purposes of calculating fee only. This amount assumes the purchase at a purchase price of $12.25 per share of an aggregate of 15,895,929 shares of common stock. The amount of the filing fee, calculated in accordance with Rule 0-11(d) promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders for the shares of the issuer.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount previously paid: NONE                    Filing party: N/A
         Form or registration no: N/A                    Date filed: N/A

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         This Schedule 14D-1 Tender Offer Statement (this "Statement") relates to the offer by TGC Acquisition Corporation, a Virginia corporation (the "Purchaser") and a wholly owned subsidiary of The Geon Company, a Delaware corporation ("Geon"), to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of O'Sullivan Corporation, a Virginia corporation ("O'Sullivan"), at a price of $12.25 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 8, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal
(which, as amended from time to time, together constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are annexed hereto as Exhibits (a)(2) and (a)(3), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is O'Sullivan Corporation, a Virginia corporation with its principal executive offices located at 1944 Valley Avenue, Winchester, Virginia 22601.

         (b) The information set forth in the section of the Offer to Purchase entitled "To the Shareholders of O'Sullivan Corporation" is incorporated herein by reference.

         (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

         (a-d, g) This Statement is being filed on behalf of Geon and the Purchaser for purposes of Schedule 14D-1. The information set forth in the section of the Offer to Purchase entitled "To the Shareholders of O'Sullivan Corporation" and Section 9 and Schedule I of the Offer to Purchase is incorporated herein by reference.

         (e-f) During the last five years, neither Geon nor the Purchaser, nor, to the best knowledge of Geon and the Purchaser, the persons listed in Schedule I of the Offer to Purchase, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a-b) The information set forth in the section of the Offer to Purchase entitled "To the Shareholders of O'Sullivan Corporation" and Sections 9, 11, 13 and 14 and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a-c) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

         (a-b) The information set forth in the section of the Offer to Purchase entitled "To the Shareholders of O'Sullivan Corporation" and Sections 11, 12, 13, 14 and 15 of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in Sections 11, 12, 13, 14 and 15 of the Offer to Purchase is incorporated herein by reference.

         (d-e) The information set forth in Sections 6, 7, 12, 13 and 15 of the Offer to Purchase is incorporated herein by reference.

         (f-g) The information set forth in Sections 7, 12, 13 and 15 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in the section of the Offer to Purchase entitled "To the Shareholders of O'Sullivan Corporation" and Section 9 and
Schedule I of the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in the section of the Offer to Purchase entitled "To the Shareholders of O'Sullivan Corporation" and Section 9 and
Schedule I of the Offer to Purchase is incorporated herein by reference.


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ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in the section of the Offer to Purchase entitled "To the Shareholders of O'Sullivan Corporation" and Sections 9, 11, 12, 13, 14 and 15 of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in the section of the Offer to Purchase entitled "To the Shareholders of O'Sullivan Corporation" and Sections 11 and 18 of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

         The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a shareholder of O'Sullivan whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

         (a) The information set forth in Sections 9, 11, 12, 13, 14 and 15 of the Offer to Purchase is incorporated herein by reference.

         (b-c) The information set forth in Sections 15, 16 and 17 of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth in Sections 7, 12 and 15 of the Offer to Purchase is incorporated herein by reference.

         (e) None.

         (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)        Press Release, dated June 2, 1999.
(a)(2)        Offer to Purchase, dated June 8, 1999.
(a)(3)        Letter of Transmittal, dated June 8, 1999.
(a)(4)        Notice of Guaranteed Delivery.
(a)(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 8, 1999.
(a)(6) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 8, 1999.
(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(8)        Summary Advertisement, dated June 8, 1999.
(b)(1) Credit Agreement, dated as of August 16, 1994, by and among The Geon Company, Citibank, N.A., as agent, NationsBank of North Carolina, N.A., as co-agent, and various other financial institutions (incorporated by reference to Exhibit 10.8 of The Geon Company's Annual Report on Form 10-K for the year ended December 31, 1996).
(b)(2) Amendment No. 1 to Credit Agreement, dated as of December 8, 1994, by and among The Geon Company, Citibank, N.A., as agent, NationsBank of North Carolina, N.A., as co-agent, and various other financial institutions (incorporated by reference to Exhibit 10.8a of The Geon Company's Annual Report on Form 10-K for the year ended December 31, 1996).
(b)(3) Amendment No. 2 to Credit Agreement, dated as of November 9, 1995, by and among The Geon Company, Citibank, N.A., as agent, NationsBank of North Carolina, N.A., as co-agent, and various other financial institutions (incorporated by reference to Exhibit 10.8b of The Geon Company's Annual Report on Form 10-K for the year ended December 31, 1996).
(b)(4) Amendment No. 3 to Credit Agreement, dated as of December 19, 1996, by and among The Geon Company, Citibank, N.A., as agent, NationsBank of North Carolina, N.A., as co-agent, and various other financial institutions (incorporated by reference to Exhibit 10.8c of The Geon Company's Annual Report on Form 10-K for the year ended December 31, 1996).
(b)(5)        Amended and Restated 364-Day Credit Agreement, dated as of May
              27, 1999, by and among The Geon Company, Geon Canada Inc., Citibank, N.A., as administrative agent, NationsBank, N.A., as documentation agent, and various other financial institutions.
(c)(1) Confidentiality Agreement, dated December 16, 1998, by and between The Geon Company and O'Sullivan Corporation.
(c)(2)        Agreement and Plan of Merger, dated June 2, 1999, by and among
              The Geon Company, TGC Acquisition Corporation and O'Sullivan Corporation.
(c)(3) Share Tender Agreement, dated June 2, 1999, by and among The Geon Company, TGC Acquisition Corporation and Arthur H. Bryant II.
(c)(4) Share Tender Agreement, dated June 2, 1999, by and among The Geon Company, TGC Acquisition Corporation and Magalen O. Bryant.
(c)(5) Share Tender Agreement, dated June 2, 1999, by and among The Geon Company, TGC Acquisition Corporation and John C. O. Bryant.
(d)           None.
(e)           Not applicable.
(f)           None.


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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated: June 8, 1999                      TGC ACQUISITION CORPORATION


                                         By: /s/ GREGORY L. RUTMAN
                                             -----------------------------------
                                         Name: Gregory L. Rutman
                                         Title: Vice President, General Counsel,
                                         Secretary and Treasurer


                                         THE GEON COMPANY


                                         By: /s/ GREGORY L. RUTMAN
                                             --------------------------------
                                         Name: Gregory L. Rutman
                                         Title: Vice President, General Counsel,
                                         Secretary and Assistant Treasurer





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                                  EXHIBIT INDEX

EXHIBIT
NUMBER                      EXHIBIT NAME
------                      ------------

(a)(1)            Press Release, dated June 2, 1999.
(a)(2)            Offer to Purchase, dated June 8, 1999.
(a)(3)            Letter of Transmittal, dated June 8, 1999.
(a)(4)            Notice of Guaranteed Delivery.
(a)(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 8, 1999.
(a)(6) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 8, 1999.
(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(8)            Summary Advertisement, dated June 8, 1999.
(b)(1) Credit Agreement, dated as of August 16, 1994, by and among The Geon Company, Citibank, N.A., as agent, NationsBank of North Carolina, N.A., as co-agent, and various other financial institutions (incorporated by reference to Exhibit 10.8 of The Geon Company's Annual Report on Form 10-K for the year ended December 31, 1996).
(b)(2) Amendment No. 1 to Credit Agreement, dated as of December 8, 1994, by and among The Geon Company, Citibank, N.A., as agent, NationsBank of North Carolina, N.A., as co-agent, and various other financial institutions (incorporated by reference to Exhibit 10.8a of The Geon Company's Annual Report on Form 10-K for the year ended December 31, 1996).
(b)(3) Amendment No. 2 to Credit Agreement, dated as of November 9, 1995, by and among The Geon Company, Citibank, N.A., as agent, NationsBank of North Carolina, N.A., as co-agent, and various other financial institutions (incorporated by reference to Exhibit 10.8b of The Geon Company's Annual Report on Form 10-K for the year ended December 31, 1996).
(b)(4) Amendment No. 3 to Credit Agreement, dated as of December 19, 1996, by and among The Geon Company, Citibank, N.A., as agent, NationsBank of North Carolina, N.A., as co-agent, and various other financial institutions (incorporated by reference to Exhibit 10.8c of The Geon Company's Annual Report on Form 10-K for the year ended December 31, 1996).
(b)(5)            Amended and Restated 364-Day Credit Agreement, dated as of
                  May 27, 1999, by and among The Geon Company, Geon Canada
                  Inc., Citibank, N.A., as administrative agent, NationsBank, N.A., as documentation agent, and various other financial institutions.
(c)(1) Confidentiality Agreement, dated December 16, 1998, by and between The Geon Company and O'Sullivan Corporation.
(c)(2) Agreement and Plan of Merger, dated June 2, 1999, by and among The Geon Company, TGC Acquisition Corporation and O'Sullivan Corporation.
(c)(3) Share Tender Agreement, dated June 2, 1999, by and among The Geon Company, TGC Acquisition Corporation and Arthur H. Bryant II.
(c)(4) Share Tender Agreement, dated June 2, 1999, by and among The Geon Company, TGC Acquisition Corporation and Magalen O. Bryant.
(c)(5) Share Tender Agreement, dated June 2, 1999, by and among The Geon Company, TGC Acquisition Corporation and John C. O. Bryant.